SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

UAGH, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91336M 204

 (CUSIP Number)

Jeff D. Jenson

1608 West 2225 South

Woods Cross, UT 84087

801-295-3400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

February 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91336M 204

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Tryant, LLC, 20-0794937

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000,000 shares

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 9,000,000 shares

	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 90.0%

14	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer.

Name and address of principal executive offices of Issuer:

16625 Dove Canyon Rd., #102-331

San Diego, CA  92127

Common Stock, $0.001 par value (the “Common Stock”)

Item 2.  Identity and Background.

(a)

Name of person filing:

Tryant, LLC

(b)

Residence or Business Address:

1608 West 2225 South

Woods Cross, UT 84087

(c)

Principal occupation:

Mergers and acquisitions.

(d)

Criminal proceedings:

During the last five years, neither Tryant, LLC nor its members have been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, neither Tryant, LLC or its members have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Tryant, LLC is a Delaware company, Jeff D. Jenson and Daniel D. Drummond, Tryant, LLC the members, are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 16, 2006, Tryant, LLC paid $35,000 in cash from its operating account to acquire 9,000,000 shares of the Company’s common stock pursuant to an order of the U.S. Bankruptcy Court, Northern District of Illinois, Eastern Division.

Item 4.  Purpose of the Transaction.

Tryant does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

(a)

Tryant, LLC beneficially owns 9,000,000 shares of the Issuer’s common stock comprising 90% of the outstanding shares of common stock of the Issuer’s.

(b)

Tryant has sole voting and dispositive powers with respect to all shares of the Issuer’s common stock held in its own name.

(c)

Jeff D. Jenson is the Managing Director of Tryant, LLC.

(d)

Daniel D. Drummond, the UAGH, Inc. president, is a Member of Tryant, LLC.

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2008	/s/ Jeff D. Jenson
Jeff D. Jenson, Managing Member, Tryant, LLC

4